2023
Annual Report







QCR
HOLDINGS, INC.

relationship driven.

A MESSAGE
FROM THE CHAIR OF THE BOARD

On behalf of the entire Board of Directors, I am proud to bring you this year's Annual Report.

2023 was the year of the unexpected. Unexpected increasing rate hikes. Unexpected bank closures. Even unexpected rides from driverless taxis.

But what was not unexpected was the strong performance of QCR Holdings Inc.

As always, the dedication and hard work of our leaders and employees ensured financial success even during a turbulent year. We achieved record net income, which is impressive, to say the least. With non-interest income growth and strategic loan initiatives for affordable housing, we retained our rank as a top-tier performer in the industry.

Our continued commitment to our communities and CRA investments was also not surprising. With over three-quarters of our employees volunteering for 22,971 hours, QCR Holdings, Inc was actively supporting people and organizations right in our own backyards. Add to that the $580 million in CRA eligible loans and over $2 million in sponsorships and donations, there is no doubt that our employees and management understood the need to balance financial success with social responsibility.

As Larry, Todd, and I rang the closing bell at Nasdaq in August, we were reminded that success is created together and should be celebrated together. Each of our employees and management team members plays an important part in making QCR Holdings Inc. the strong performer it is today. We appreciate the support our shareholders have given and look forward to another rewarding year in 2024.

Thank you for being a shareholder.



MARIE Z. ZIEGLER
Chair of the Board, QCR Holdings, Inc.

SUCCESS IN A CHALLENGING 2023

A Message from our CEO and President







LARRY J. HELLING
Chief Executive Officer, QCR Holdings, Inc.

TODD A. GIPPLE
President and Chief Financial Officer, QCR Holdings, Inc.

In spite of a challenging environment for banks in 2023, QCR Holdings, Inc. reported record net income of $113.6 million, marking a significant milestone in our financial performance.

This accomplishment was made possible by carefully navigating the industry challenges throughout the year. It is also a testament to the tremendous efforts of our employees and the ongoing support of our clients and stakeholders.

Our strong performance created a substantial increase in tangible book value per share (non-GAAP), which grew by $6.99, or 19%, in 2023. This increase demonstrates our commitment to creating long-term shareholder value and maintaining a solid financial foundation.

Client relationships are critical to our future success. The reputation that we have earned in our communities is another demonstration of our employees' efforts. We value our current client relationships and the new ones that we build daily.

As we look forward to 2024, our commitment to our communities remains unwavering. Our initiatives to give back and foster community well-being are a source of pride. In addition to living our core values of passion, achievement, accountability, collaboration, innovation, and inclusion, our employees put these words into action through thousands of volunteer hours each year.

Thank you for the confidence that you've placed in us. With the success we've attained through our 9-6-5 strategic focus, we remain dedicated to delivering sustained proxy-peer top-quartile financial performance, ensuring that your investment in our institution is rewarded.

2023 FINANCIAL HIGHLIGHTS

Strong Loan and Lease Growth

For 2023, total loans and leases grew $670 million, or 11%, prior to the $265 million in loan securitizations in the fourth quarter.

Excellent Asset Quality

The ratio of NPAs to total assets remains low at 0.40% on December 31, 2023. In addition, our criticized loans and classified loans to total loans and leases improved to 2.93% and 1.03% in Q4 2023, respectively. The allowance for credit losses to total loans/leases held for investment was 1.33%.

Record Capital Markets Revenue

With a 123% increase from 2022, QCRH achieved a total of $92 million in capital markets revenue for the year. With a strong demand for affordable housing, our LIHTC lending continues to remain a healthy revenue pipeline.

Adjusted
Net Income

$115 m

Capital Markets
Revenue Increase

+123%

Loan and Lease Growth
Prior to Securitizations

11%

Deposit Growth

9%

Adjusted Diluted
Earnings Per Share

$6.82

Adjusted Return on
Average Assets

1.41%

Adjusted Return
on Average Equity

13.94%

FINANCIAL HIGHLIGHTS

2019-2023 Compound Annual Growth Rate in EPS of

16.8%

Adjusted Earnings Per Share



Summary of Financial Results (thousands)

Adjusted Non-GAAP	2019	2020	2021	2022	2023
Net interest income	$155,559	$166,950	$178,233	$231,120	$221,006
Provision for credit losses	($7,066)	($55,704)	($3,486)	$4,110	($16,539)
Non-interest income	$66,510	$111,580	$100,303	$78,754	$134,397
Non-interest expense	($143,892)	($146,304)	($152,136)	($180,775)	($210,324)
Net income before taxes	$71,111	$76,522	$122,914	$133,209	$128,540
Income taxes	($12,630)	($13,281)	($22,866)	($18,348)	($13,465)
Net income	$58,481	$63,241	$100,048	$114,861	$115,075
Pre-tax pre-provision net income	$78,177	$132,226	$126,400	$129,099	$145,079

Gross Loans/Leases
(billions)



Total Deposits
(billions)



Tangible Book Value/
Fair Market Value

- TANGIBLE BOOK VALUE PER COMMON SHARE
- FAIR MARKET VALUE



Adjusted ROAA





OUR VALUES
DRIVE US

Passion
We care.

Achievement
We expect to win.

Accountability
We drive it.

Collaboration
We work together.

Innovation
We embrace change.

Inclusion
We respect all.

OUR MISSION
MAKES US
We make financial dreams a reality.

OUR VISION
GUIDES US
Exceptional people providing extraordinary performance for our clients, shareholders, and communities.

OUR RELATIONSHIPS
MATTER TO US

QCR Holdings is built on relationships and integrity. We adhere to those principles in all areas of our business and believe that our environmental, social, and governance (ESG) initiatives will drive shareholder value and make us a better company. Some of our 2023 efforts included:

Environmental: We believe in responsible use of resources with a focus on sustainability.

Facility enhancements to reduce energy consumption, including incorporating rooftop solar and other energy-efficient features in our new Cedar Rapids, IA, facility, replacing the HVAC system at our Brady Street, Davenport, IA, location with energy-efficient units, and ongoing LED conversions across the company.

Reduction of waste through recycling programs, donating old office furniture, eliminating single-use plastic products, and promoting the use of e-statements by customers.

$98 million in financing for solar projects and $9 million in Property Assessed Clean Energy (PACE) financing outstanding as of year-end 2023.

Social: We are committed to fostering a culture of diversity, equity, and inclusion, promoting an engaged workforce, and supporting our communities.

We hired a Chief Human Resources Officer to focus on attracting, retaining, and developing top talent, educating employees on compensation and benefits components, and maximizing benefits usage.

We expanded employee development with a new manager development series.

We added a "Volunteer Time Off" benefit to provide eight hours of paid leave to volunteer.

Our annual employee engagement survey score rated above the financial services national benchmark of 75%, with 92% of employees participating.

Our annual DEI Survey saw participation increase by 4.9% over the prior year, with an overall score of 4.0 on a 1-5 scale, up from 3.9 in 2022.

Since 2018, we have supported affordable housing with $1.78 billion in loans and $112.8 million in investments through 422 multifamily projects.

Governance: We are committed to integrity in our business practices and strong corporate governance principles.

Our board of directors includes 45% women and minorities, with women in several board leadership roles, including board chair and three committee chair positions.

Our Code of Business Conduct and Ethics Policy reinforces the company's commitment to ethical business practices, details the fundamental principles of ethical business behavior, and defines the responsibilities of all employees, officers, and directors.

We maintain a comprehensive cyber and information security program to ensure the protection and proper disposal of company information and customers' non-public personal information. All employees receive annual training on information security.

Employee Volunteer Hours

22,971

Total Individual Volunteers

625

Financial Literacy Volunteer Hours

4,335

Non-Profits Volunteered at

773

Employee Engagement Survey Score

78%

Donations and Sponsorships

$2 million

CRA Eligible Loans and Investments

$648 million

A NEW FOCUS

STRATEGIC PLAN
2024-2026

    

First Priority = Employees	**Optimized Experiences**	**Client Expectations**	**Uplifting the Community**	**Sustainable Performance**
Employee Engagement Score	Employee Engagement Score	Net Promoter Scores	Dollars Invested	9-6-5
Unplanned Turnover Rates	Net Promoter Scores	Net New Account Rates	Employee Hours Invested	TBV Per Share Growth
Internal Promotion Rates		Loan Growth Rates		EPS Growth Rate
		Deposit Market Share Growth		Consolidated ROAA

F. We will attract, retain, and develop top talent.

O. We will invest in employee and client-facing technology and opperations.

C. We will exceed the expectations of our clients.

U. We will invest in our communities.

S. We will deliver sustainable top-tier financial performance.

We enter 2024 with a new strategic plan called FOCUS. Our new plan still incorporates the successful initiative of 9-6-5, which centered on growing loans, fee income, and core deposits while being prudent with expenses. This initiative, along with our Best-In-Class Standard Operating Procedures, brought us solid EPS results, growing market share, an inclusive employee culture, and solid financial performance.

With FOCUS, we plan on sustaining this elevated performance level by further enhancing our employee and client experiences, investing in technology, supporting our communities, and continuing to deliver top-tier financial performance. We will hold ourselves accountable through various measurements such as EPS Growth Rate, Net Promoter Score, Net New Account Rates, and much more.

INCLUSION
MAKES US BETTER

At QCR Holdings, we are committed to fostering and preserving a culture of diversity, equity, and inclusion (DEI) and strongly believe that it is our differences - of all kinds - that make our company and our communities better and stronger.

This sentiment is reflected in our DEI Survey results, which have shown an improvement from an original score of 3 (out of 5) in 2020 to the most recent score of 4 (out of 5) in response to the statement, "I believe a more inclusive work environment will increase employee engagement."

With the work of our six inclusion committees, various public speaking engagements, and education through our internal DEI Docuseries videos, we demonstrate our DEI leadership within the industry.

Minutes of Translation Services Used

1,491

Number of Languages Translated

11

Employee DEI Workshops

120

Employee DEI Survey Score

4 (out of 5)

DEI Docuseries Video Viewed

2,200x

Inclusion Committee Members

50

Public DEI Speaking Events

20

OUR ENTITIES



JOHN H. ANDERSON
Chief Executive Officer,
Quad City Bank & Trust and
Chief Deposit Officer,
QCR Holdings, Inc.

During 2023 at Quad City Bank & Trust, we continued to emphasize our mission of being the premier relationship-driven community bank. Our commitment to the community was shown through our employees' volunteer efforts, including at our very own Quad City Bank & Trust Riverfront Pops Concert in August. We offered community support through many donations and sponsorships. Our Wisconsin-based subsidiary, m2 Equipment Finance, even developed intern opportunities for local high school students. We were also honored to be recognized with numerous local awards, including receiving the inaugural Corporate Citizen of the Year award.

2023 was also marked by a complete renovation of the Brady Street branch, crowned by the completion of the customer-facing areas of the main lobby, creating an inviting, state-of-the-art space for both our customers and employees to feel proud to come to. This continual look to the future has been shown in Quad City Bank & Trust's consistent growth year over year as it continues to maintain the largest segment of market share in the Quad Cities at nearly 22%.







COMMUNITY SUPPORT:

176 employees volunteered a total of 7,621 hours

253 organizations were supported through volunteer efforts

$594,640 was provided through donations/sponsorships

ACCOMPLISHMENTS:

Named *Quad Cities Regional Business Journal*: Corporate Citizen of the Year - 2023

Named *Quad City Times* Best of the Region Awards for Best Bank (2 years in a row) and Best Home Mortgages

Quad City Bank & Trust Riverfront Pops Concert named top 5 Quad Cities events

Named *Quad Cities Regional Business Journal* Best Bank & Best Wealth Management

Won Locals Love Us Award

INCLUSION INITIATIVES:

Quad City Bank & Trust's Inclusion Committee created a full video highlighting the team's diversity, equity and inclusion efforts incorporating thoughts from leadership as well as Inclusion Committee members. Additionally, numerous organizations supporting community members of diverse backgrounds were supported monetarily and through volunteer efforts such as The Project of the Quad Cities, Clock, Inc., Center for Active Seniors, Inc., Empowering Abilities and The Arc Quad Cities Area.





JAMES D. KLEIN
President, Cedar Rapids
Bank & Trust



COMMUNITY SUPPORT:

169 employees volunteered a total of 6,486 hours

164 organizations were supported through volunteer efforts

$843,376 was provided through donations and sponsorships (combined with Community Bank & Trust)

ACCOMPLISHMENTS:

Named A Top Workplace USA

Named A Top Workplace in Iowa by *The Des Moines Register*

Named *Corridor Business Journal* Best Bank, Best Commercial Real Estate, 2nd Runner Up Best Residential Real Estate, and 2nd Runner Up Best Business Leader-James Klein

James Klein named *Corridor Business Journal's* Most Influential Person in Corridor

CRBT Marion branch recognized at the Commercial Real Estate Design Awards Luncheon

Received Iowa Top Workplaces Leaders & Managers Communication Award

INCLUSION INITIATIVES:

Held first annual all-employee DEI event, "A Seat at the Table: A DEI Panel Conversation"

Used 10 different languages via United Language Group Interpretation Service

Sponsored 11 Cultural events

Co-sponsored "Free Summers at the Cedar Rapids Museum of Art"

Our internal rally cry for 2023 was "Embrace!" And that we did. We embraced the challenge to grow deposits and experienced significant core client growth in 2023 with over 1,000 retail checking accounts, as well as the addition of core commercial relationships that will serve us well into the future. Both our Wealth Management and Specialty Finance Group had a record setting year of fee income. These accomplishments are a testament to our employees' collective hard work and commitment.

Our continued focus on diversity, equity, inclusion, and mental well-being made us more united, ensuring that every member of our team felt supported. I'm proud of what our employees do to embrace our core beliefs and foster our culture. Cedar Rapids Bank & Trust was recognized with numerous accolades, including a 2023 Top Workplace in Iowa and the USA.

We also embraced our community by volunteering at over 164 nonprofit organizations. In addition, we proudly hosted our 18th annual CRBT Movies on the Riverbank summer movie series. These are just a few of the many efforts that strengthened our ties to the community.

Finally, we are excited for our campus expansion. The new downtown building is a physical manifestation of our growth and readiness to embrace a future filled with possibilities.







STACEY J. BENTLEY
President and Chief Executive Officer,
Community Bank & Trust

2023 was a year of celebration for Community Bank & Trust. We marked our 10-year anniversary of being acquired by Cedar Rpaids Bank & Trust. What a great journey it has been. Over the past decade, our partnership with the company has been amazing. Community Bank & Trust has continued to grow loans and deposits in our local market. Our clients are appreciative of the partnership with Cedar Rapids Bank & Trust. We have experts to assist and help our local businesses and clients prosper and grow. In addition, our Wealth Management Department continues to grow as they assist many clients to prepare for financial success today and succession of assets for the future.

Our focus has been to invest and provide opportunities for professional development. This will help individual members of our team as they continue to grow in their careers.

Community Bank & Trust continues to be a leader in our community. We exhibit this commitment in a variety of ways, including our premier sponsorship for Grow Cedar Valley's annual event and our sponsorship/ committee engagement for the Annual Mental Health breakfast. These are two of the largest events in our communities and we are proud to have a seat at the table for these, and dozens of other events across the Cedar Valley.

COMMUNITY SUPPORT:

28 employees volunteered a total of 1,387 hours

69 organizations were supported through volunteer efforts

$843,376 was provided through donations and sponsorships (combined with Cedar Rapids Bank & Trust)

ACCOMPLISHMENTS:

Named *The Courier* Best Bank Honorable Mention

25 Years of 100% Giving to Cedar Valley United Way

Stacey Bentley named 2023 Business & Professional Woman of the Year

Stacey Bentley named Human Rights Commission Honoree

Stacey Bentley inducted into the Junior Achievement of Eastern Iowa Cedar Valley Business Hall of Fame

INCLUSION INITIATIVES:

Partnered with Four Corners Coalition LLC, an organization bringing individuals from all over the word to meet the staffing needs of the Cedar Valley

Implemented a language translating service via United Language Group Interpretation Service

Featured a diverse group of businesses representing business owners from all areas of our community during Business Spotlights

Sponsored Financial Education and Cultural events, including World Grace Project financial education sessions and a sponsored meal for Haitian immigrants, Neighborhood Resource Fair, Iowa State Extension (Hispanic Group), House of Hope Boost Programs, SHPHT Youth financial education, and Excellence Expo financial education sessions.

Community Cares Events with financial education included One City United, Impact Church, Road Home, Friends of the Family, Boys & Girls Club of Cedar Valley, and Payne Memorial AME Church



KURT A. GIBSON
President and Chief Executive Officer,
Community State Bank

During 2023 at Community State Bank, we continued to make significant strides to drive our mission of employees, clients, and communities first – in everything we do. Leadership development programs supporting our employees, proactive client strategies, and robust community initiatives and involvement led to achieving sustainable 14% compounded annual growth rate and record earnings.

Our goal to create welcoming and inclusive environments in our branches made great progress through our multi-year facility refresh project, which features a variety of wall art pieces from diverse local artists. We continued to achieve smooth leadership succession transitions and capture market share in an extremely competitive and vibrant Central Iowa market.



COMMUNITY SUPPORT:

165 employees volunteered a total of 4,187 hours

78 organizations were supported through volunteer efforts

$376,186 was provided for donations/sponsorships

ACCOMPLISHMENTS:

Named *Des Moines Register* Ankeny's Best Bank, Ankeny's Best Mortgage Lending Company, and Ankeny's Best Financial Planning Services

Named *Des Moines Register* Metro's Best Bank top 3 finalist

Received Iowa Homeless Youth Centers Outstanding Service Award

INCLUSION INITIATIVES:

Sponsored various events, including Iowa Juneteenth, Discover Diverse Des Moines event, Capital City Pride, and Habitat for Humanity Panel Build

Donated to a variety of non-profits focused on individuals in need, including the National Alliance on Mental Illness, Hope Ministries, the Iowa Homeless Youth Center, Children & Families Urban Movement, and many more







MONTE C. MCNEW
Chief Executive Officer, Guaranty Bank and
Chief Lending Officer, QCR Holdings, Inc.

During 2023 at Guaranty Bank, the organic culture of the organization grew after the merger of two outstanding banks.

We continued to see results of cultural growth throughout the year as the teams melded together. Significant strides were made towards the "One Bank. One Team. One Goal." initiative. The buildout of our Farmers Park location continued to provide a pathway forward for a collaborative work environment for cross-department knowledge-sharing and offer space for our newly added wealth management team.

Our team's efforts resulted in Guaranty Bank moving up to #3 in market share in the Springfield MSA. Furthermore, Guaranty Bank developed a strategic plan that has provided direction for the years ahead. Guaranty Bank had a strong year of income growth overall in a challenging year in banking.

COMMUNITY SUPPORT:

87 employees volunteered 3,236 hours

209 non-profits supported through volunteer efforts

$151,091 was provided for donations and sponsorships

ACCOMPLISHMENTS:

Moved up to #3 in the Springfield MSA market share and increased market percentage in the Joplin MSA

Named 4th Largest Mortgage Lender by the *Springfield Business Journal*

Marc Mayer awarded *Springfield Business Journal's* Most Trusted Advisor Award

INCLUSION INITIATIVES:

Participated in MLK Walk in Springfield, MO

Sponsored local Juneteenth events

Sponsored the Springfield Multicultural Festival

Donated to Connect2Culture, who ignite passion for The Arts, Culture, and Entertainment



TODD A. GIPPLE
President, Chief Financial Officer,
QCR Holdings, Inc.

In 2023, Group Operations (GO) had another successful year of delivering shared services to our internal clients, helping them provide "raving fan" service to our external clients. Our Group Operations employees are intentionally located throughout our Company's geographic footprint and in each of our markets. This creates strong engagement and collaboration between our teams and allows our member banks to be nimble and agile and truly deliver *relationship-based* community banking in each of our markets. Together, we focus on delivering an exceptional client experience.



GROUP OPERATIONS

Last year, we began exploring opportunities to create an even better customer experience, reduce cybersecurity risks, and optimize performance across the organization. Our solution was to integrate our Deposit Operations, Loan Operations, and Information Technology – now called TechOps. This newly integrated group harnesses the combined leadership and synergy of expertise to improve customer experience through optimized processes, automated workflow, and new technologies.

We also successfully completed the standardization phase of our Best in Class initiative, having implemented a total of 325 standard operating procedures as of year-end to allow for collaboration, agility, transformation, and innovation throughout the company.



OUR LEADERSHIP
BOARD OF DIRECTORS



LARRY J. HELLING
Chief Executive Officer,
QCR Holdings, Inc. and
Cedar Rapids Bank & Trust



TODD A. GIPPLE
President, Chief Financial Officer,
QCR Holdings, Inc.



MARIE Z. ZIEGLER
Chair of the Board,
QCR Holdings, Inc.,
Vice President and Deputy
Financial Officer (Retired),
Deere and Company



JAMES M. FIELD
Vice Chair of the Board,
QCR Holdings, Inc.,
President, Worldwide Construction
& Forestry Division and Deere
Power Systems (Retired),
Deere and Company



MARY KAY BATES
President and Chief Executive
Officer, Bank Midwest



JOHN-PAUL E. BESONG
Retired Executive,
Rockwell Collins



BRENT R. COBB
Chief Executive Officer,
World Class Industries, Inc.



JOHN F. GRIESEMER
President and Chief Executive
Officer, Erien Group



ELIZABETH S. JACOBS
President,
The Jacobs Group, LLC



MARK C. KILMER
Chairman,
The Republic Companies



DONNA J. SORENSEN, J.D.
President,
Sorensen Consulting

MANAGEMENT
CABINET

Our Management Cabinet is made up of 6 key leaders within our organization who oversee QCR Holdings, Inc. strategic development, critical decision making, and talent management. They work hand-in-hand with our Leadership Team.

     

JOHN H. ANDERSON
Chief Executive Officer,
Quad City Bank & Trust and
Chief Deposit Officer,
QCR Holdings, Inc.

TODD A. GIPPLE
President, Chief Financial Officer,
QCR Holdings, Inc.

LARRY J. HELLING
Chief Executive Officer,
QCR Holdings, Inc. and
Cedar Rapids Bank & Trust

NIKI A. LEE
Executive Vice President,
Chief Human Resources Officer,
QCR Holdings, Inc.

MONTE C. MCNEW
Chief Executive Officer,
Guaranty Bank and
Chief Lending Officer,
QCR Holdings, Inc.

REBA K. WINTER
Executive Vice President,
Chief Operating Officer,
QCR Holdings, Inc.

LEADERSHIP
TEAM

Members of the Leadership Team include the Management Cabinet and other key leaders from around the company. Their leadership ensures effective communication and execution of the holding company's strategic plan and reinforces our values and culture.

     

STACEY J. BENTLEY
President and Chief
Executive Officer,
Community Bank & Trust

ROBERT M. EBY
Executive Vice President,
Chief Credit Officer,
QCR Holdings, Inc.

KURT A. GIBSON
Chief Executive Officer,
Community State Bank

CARI J. HENSON
Vice President Corporate
Communications Manager,
QCR Holdings, Inc.

TODD C. KERSKA
Executive Vice President,
Best-In-Class Initiatives,
QCR Holdings, Inc.
Cashier, Cedar Rapids Bank
& Trust

JAMES D. KLEIN
President, Cedar Rapids
Bank & Trust

	FOR THE YEAR ENDED	
	December 31, 2023	December 31, 2022
	(dollars in thousands)	
CONDENSED BALANCE SHEET	**Amount**	**Amount**
Cash and due from banks	$97,123	$59,723
Federal funds sold and interest-bearing deposits	140,369	124,270
Securities, net	1,005,528	928,102
Net loans/leases	6,456,216	6,051,165
Intangibles	13,821	16,759
Goodwill	139,027	137,607
Derivatives	187,341	177,631
Other assets	499,469	453,580
Total assets	**$8,538,894**	**$7,948,837**
Total deposits	$6,514,005	$5,984,217
Total borrowings	718,295	825,894
Derivatives	215,735	200,701
Other liabilities	204,263	165,301
Total stockholders' equity	886,596	772,724
Total liabilities and stockholders' equity	**$8,538,894**	**$7,948,837**



ANALYSIS OF LOAN PORTFOLIO	FOR THE YEAR ENDED	
	December 31, 2023	December 31, 2022
Loan/lease mix:	*(dollars in thousands)*	
Commercial and industrial - revolving	$325,243	$296,869
Commercial and industrial - other	1,390,068	1,371,590
Commercial and industrial - other - LIHTC	91,710	80,103
Total commercial and industrial	1,807,021	1,748,562
Commercial real estate, owner occupied	607,365	629,367
Commercial real estate, non-owner occupied	1,008,892	963,239
Construction and land development	477,424	448,986
Construction and land development - LIHTC	943,101	743,075
Multi-family	284,721	236,043
Multi-family - LIHTC	711,422	727,760
Direct financing leases	31,164	31,889
1-4 family real estate	544,971	499,529
Consumer	127,335	110,421
Total loans/leases	$6,543,416	$6,138,871
Less allowance for credit losses	87,200	87,706
Net loans/leases	**$6,456,216**	**$6,051,165**

ANALYSIS OF DEPOSITS

Deposit mix:		
Noninterest-bearing demand deposits	$1,038,689	$1,262,981
Interest-bearing demand deposits	4,338,390	3,875,497
Time deposits	851,950	744,593
Brokered deposits	284,976	101,146
Total deposits	**$6,514,005**	**$5,984,217**



	FOR THE YEAR ENDED	
	December 31, 2023	December 31, 2022
	(dollars in thousands)	
INCOME STATEMENT	**Amount**	**Amount**
Interest income	$413,410	$292,571
Interest expense	192,404	61,451
Net interest income	221,006	231,120
Provision for credit losses [1]	16,539	8,284
Net interest income after provision for credit losses	**$204,467**	**$222,836**
Total noninterest income	**$132,684**	**$80,729**
Total noninterest expense	**$210,531**	**$190,016**
Net income before taxes	**$126,620**	**$113,549**
Income tax expense	13,062	14,483
Net income	**$113,558**	**$99,066**
Basic EPS	$6.79	$5.94
Diluted EPS	$6.73	$5.87
Weighted average common shares outstanding	16,732,406	16,681,844
Weighted average common and common equivalent shares outstanding	16,866,391	16,890,007

(1) Provision for credit losses for the year ended December 31, 2022 included $11.0 million related to the acquired Guaranty Bank



	FOR THE YEAR ENDED	
	December 31, 2023	December 31, 2022
COMMON SHARE DATA	*(dollars in thousands, except per share data)*	
Common shares outstanding	16,749,254	16,795,942
Book value per common share [1]	$52.93	$46.01
Tangible book value per common share [2]	$43.81	$36.82
Closing stock price	$58.39	$49.64
Market capitalization	$977,989	$833,751
Market price / book value	110.31%	107.90%
Market price / tangible book value	133.29%	134.83%
Earnings per common share (basic)	$6.79	$5.95
Price earnings ratio	8.61 x	8.35 x
Basic adjusted earnings per common share (non-GAAP) [3]	6.88%	6.89%
Diluted adjusted earnings per common share (non-GAAP) [3]	6.82%	6.80%
TCE / TA [4]	8.75%	7.93%

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Beginning balance	$772,724	$677,010
Net income	113,558	99,066
Other comprehensive income (loss), net of tax	8,939	(66,450)
Proceeds from issuance of 2,071,291 shares of common stock as a result of the acquisition of Guaranty Federal Bancshares"	-	117,214
Repurchase and cancellation of shares of common as a result of a share repurchase program	(8,686)	(52,954)
Common stock cash dividends declared	(4,020)	(4,022)
Other [5]	4,081	2,860
Ending balance	$886,596	$772,724

(1) Includes accumulated other comprehensive income (loss).

(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets (Non-GAAP).

(3) See GAAP to Non-GAAP reconciliation.

(4) TCE / TCA : tangible common equity / total tangible assets. See GAAP to Non-GAAP reconciliations.

(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.

	FOR THE YEAR ENDED	
REGULATORY CAPITAL RATIOS:	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Total risk-based capital ratio	14.29%	14.28%
Tier 1 risk-based capital ratio	10.27%	9.95%
Tier 1 leverage capital ratio	10.03%	9.61%
Common equity tier 1 ratio	9.67%	9.29%

KEY PERFORMANCE RATIOS AND OTHER METRICS

Adjusted return on average assets	1.41%	1.59%
Adjusted return on average total equity	13.94%	15.36%
Net interest margin	2.97%	3.49%
Net interest margin (TEY) (Non-GAAP)[1][2]	3.35%	3.73%
Adjusted net interest margin (TEY) (Non-GAAP) [1][2]	3.32%	3.60%
Efficiency ratio (Non-GAAP) [2]	59.52%	60.93%
Gross loans and leases / total assets	76.63%	77.23%
Full-time equivalent employees	996	973

AVERAGE BALANCES

Assets	$8,165,805	$7,206,180
Loans/leases	6,337,551	5,604,074
Deposits	6,325,790	5,676,546
Total stockholders' equity	825,557	748,032

(1) TEY : Tax equivalent yield.

(2) See GAAP to Non-GAAP reconciliations in the Company's Form 10-K.

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the
Nasdaq Global Market under the symbol "QCRH".

2024 Annual Meeting of Stockholders

We invite you to electronically attend the virtual annual
meeting which will be held on Thursday, May 16, 2024
at 8:00 a.m. Central Daylight Time. You will be able
to attend the meeting and vote during the meeting
by visiting: www.virtualshareholdermeeting.com/
QCRH2024. Prior to the meeting, you will be able to
vote by visiting www.proxyvote.com.

Stockholders interested in information may contact:

Shellee R. Showalter
Senior Vice President,
Equity Administration and Executive Compensation
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7760

Annual Report on Form 10-K

Copies of the QCR Holdings annual report on
Form 10-K and exhibits filed with the Securities and
Exchange Commission are available to stockholders
without charge by accessing our website at
www.qcrh.com or may contact:

Nick W. Anderson
Senior Vice President, Chief Accounting Officer
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7707

Internet Information

Information on our subsidiaries' history, locations,
products and services can be accessed on the internet
at: www.qcbt.bank, www.crbt.bank, www.communitybt.
bank, www.bankcsb.com, www.gbankmo.com, and
www.m2equipmentfinance.com

Stock Transfer Agent

Inquiries related to stockholder records, stock transfers,
lost certificates, changes of ownership, changes of
address, and dividend payments should be sent to our
transfer agent at:

Equiniti Trust Company, LLC
55 Challenger Road 2nd floor
Ridgefield Park, New Jersey 07660

Toll Free: 800.937.5449
Local & International: 718.921.8124

Hours: 8 a.m. – 8 p.m. ET Monday-Friday
Email: helpast@equiniti.com
Website: equiniti.com

**Analysts or other investors interested in
information may contact:**

Todd A. Gipple
President, and Chief Financial Officer
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7745

Heather L. Brummel
Group Operations Executive Administrative Assistant
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.277.2657

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman LLP, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

QCR
HOLDINGS, INC.



DIVIDEND INFORMATION

RECORD DATE	PAYMENT DATE	CASH AMOUNT
03/17/23	04/05/23	$0.06
06/16/23	07/06/23	$0.06
09/15/23	10/04/23	$0.06
12/15/23	01/04/24	$0.06

2023 **Stock Performance** - Annual Percent Change



QCR   KBW Nasdaq Regional Banking Index   Russel 2000

relationship driven.















QUAD CITY BANK & TRUST

CEDAR RAPIDS BANK & TRUST

COMMUNITY BANK & TRUST
A Division of Cedar Rapids Bank & Trust

csb
community state bank

Guaranty Bank

m2 EQUIPMENT FINANCE

GO
GROUP OPERATIONS

QCR HOLDINGS, INC.

3551 SEVENTH STREET | MOLINE, IL 61265
QCRH.COM